EXHIBIT 99.1

Caledonia Mining Corporation Plc: Annual Report on Form 20-F has been filed

ST HELIER, Jersey , May 16, 2025 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or "the Company")  (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) announces that it has filed with the U.S. Securities and Exchange Commission (the "SEC") on EDGAR the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the "Annual Report").  The Annual Report can be accessed on the SEC’s website at https://www.sec.gov and on the Company’s website at https://www.caledoniamining.com/investors/reports-presentations/.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Panmure Liberum (Joint Broker) Scott Mathieson/ Ailsa MacMaster	Tel: +44 20 3100 2000

Camarco, Financial PR (UK) Gordon Poole Julia Tilley Elfie Kent	Tel: +44 20 3757 4980

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39